SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Merriman Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

590418109

(CUSIP Number)

Richard Gilden
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  □

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590418109
13D/A

1	NAMES OF REPORTING PERSONS Michael E. Marrus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,780(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 265,780 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,780(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 132,890 shares of Common Stock.

CUSIP No. 590418109
13D/A

1	NAMES OF REPORTING PERSONS Mark Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,112(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 166,112(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,112(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

(2)	Issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 83,056 shares of Common Stock.

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Andrew Arno (“Mr. Arno”), Michael E. Marrus (“Mr. Marrus”), Thomas I. Unterberg (“Mr. Unterberg”) and Mark Green (“Mr. Green”) on September 22, 2009, as amended by Amendment No. 1 thereto filed by Mr. Arno, Mr. Marrus and Mr. Green on May 25, 2010 (the “Statement”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Merriman Holdings, Inc. (formerly Merriman Curhan Ford Group, Inc.), a Delaware corporation (the “Issuer”).

This Amendment No. 2 shall be deemed to amend and restate in their entirety Items 2, 3, 5 and 7.  The primary purpose of amending the Schedule 13D is to remove Mr. Arno as a reporting person since Mr. Arno ceased to be a member of the group as a result of his resignation as a member of the board of directors and Vice Chairman of the Issuer.  As of such date, Mr. Arno ceased to have any role with respect to the management of the Issuer.

Item 2.  Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)	This Statement is filed by:

(i)	Michael E. Marrus (“Mr. Marrus”);

(ii)	Mark Green (“Mr. Green”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

       (b)   The business address of Mr. Green is 135 East 57th Street, 24th Floor, New York, New York 10022.  The address of Mr. Marrus’ residence is 755 Park Avenue, New York, New York 10021.

       (c)   Each of the Reporting Persons are employed by the Issuer in various capacities.  Messrs. Marrus and Green are Managing Directors of the Issuer.

       (d)-(e)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)    Mr. Marrus is a citizen of the United States.  Mr. Green is a citizen of the United Kingdom and Israel.

Item 3.  Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

Mr. Marrus expended $400,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Marrus.

Mr. Green expended $250,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Green.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 2,462,639 shares of common stock outstanding on May 9, 2011, which is the total number of shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-K for the quarterly period ended March 31, 2011.

As of the date hereof, Mr. Marrus beneficially owns 265,780 shares of Common Stock of the Issuer, issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 132,890 shares of Common Stock.  Mr. Marrus’ beneficial ownership constitutes 9.7% of the Common Stock outstanding.

As of the date hereof, Mr. Green beneficially owns 166,112 shares of Common Stock of the Issuer, issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 83,056 shares of Common Stock.  Mr. Green’s beneficial ownership constitutes 6.3% of the Common Stock outstanding.

Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, in each case, except to the extent of such Reporting Person’s pecuniary interest therein.

(b)           Each of the Reporting Persons has sole (and not shared) voting and dispositive power of the shares of Common Stock reported as beneficially owned by such person.

(c)           Except as reported herein, the Reporting Persons have not effected any transactions in the Issuer's securities.

(d)           Not Applicable.

(e)           Not Applicable.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 1.	Joint filing agreement by and among the Reporting Persons dated June 10, 2011.

Exhibit 2.
Series D Preferred Stock Purchase Agreement dated as of August 27, 2009, by and among the Issuer and the persons and entities listed on the Schedule of Investors attached thereto. (Incorporated by reference from the Reporting Persons’ Schedule 13D/A filed with the Commission on May 25, 2010)

Exhibit 3.	Certificate of Designation of Series D Convertible Preferred Stock of the Issuer. (Incorporated by reference from the Reporting Persons’ Schedule 13D/A filed with the Commission on May 25, 2010)

Exhibit 4.	Form of Issuer Common Stock Purchase Warrant. (Incorporated by reference from the Reporting Persons’ Schedule 13D/A filed with the Commission on May 25, 2010)

Exhibit 5.
Investors’ Rights Agreement dated as of August 27, 2009, by and among the Issuer, and the persons and entities listed on Exhibit A and Exhibit B thereto. (Incorporated by reference from the Reporting Persons’ Schedule 13D/A filed with the Commission on May 25, 2010)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: June 10, 2011

/s/ Michael E. Marrus
Michael E. Marrus

/s/ Mark Green
Mark Green

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the securities of Merriman Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

[Signatures set forth on the following page]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 10, 2011.

/s/ Michael E. Marrus
Michael E. Marrus

/s/ Mark Green
Mark Green